Exhibit 4.3

GLG Life Tech Corporation Management Discussion & Analysis	December 31 2008

[Dated: March 31, 2009]

Contents

Management’s Discussion and Analysis	4

Forward-Looking Statements	5

Overview	6

2008 Corporate Developments	7

Results	13

Results from Operations	14

Revenues	14

Cost of Sales	15

Gross Profit	17

General and Administration Expenses	18

Sales, General, & Administration (SG&A) Expenses	19

Stock Based Compensation Expense	20

G&A Depreciation and Amortization	20

Other Income (Expenses)	21

Foreign Exchange gains (losses)	22

Net (Loss)	23

Comprehensive Income	23

Restatement	24

NON-GAAP Financial Measures	26

EBITDA	26

Selected Annual Information (000`S)	28

Summary Quarterly Results	29

Quarterly Net (Loss) Income	30

Quarterly Basic and Diluted (Loss) Earnings per Share	30

2008 Capital Expenditures	31

Key Capital Projects for 2008	32

Liquidity and capital resources	33

Convertible Debenture Financing	34

Advances from customers	35

China Lines of Credit and Short Term Loans	36

Contractual obligations	36

Capital Structure	38

Off-Balance Sheet Arrangements	38

Transactions with Related Parties	38

2009 Outlook	40

Market and Operations 2009 Outlook	40

Revenue and EBITDA - 2009 Outlook	41

Capital Expenditures - 2009 Outlook	41

Critical Accounting Estimates and Assumptions	42

CHANGES IN ACCOUNTING POLICIES	42

Financial Instruments and Other Instruments	43

Fair Values	43

Credit Risks	44

Foreign Exchange Risk	45

Liquidity Risk	47

Interest Rate Risk	48

International Financial Reporting Standards (“IFRS”)	48

RECENT ACCOUNTING PRONOUNCEMENTS	49

Disclosure Controls and Internal Controls over Financial Reporting	51

Risks Related to our Business	53

Risks Associated with Doing Business in the People’s Republic of China	53

Additional Information	54

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated as of March 31, 2009, which is the date of filing of this document.  It provides a review of the three and twelve months ended December 31, 2008 relative to the comparable periods of 2007.  The three month period represents the fourth quarter of our 2008 fiscal year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“GLG” or the “Company”) together with its subsidiaries in the People’s Republic of China (“China”). As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with the consolidated annual financial statements of GLG for the year ended December 31, 2008, and notes thereto. Additional information relating to GLG Life Tech Corporation including its Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated annual financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated annual financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.  The consolidated annual financial statements of GLG for the year ended December 31, 2008 and the MD&A were reviewed by GLG’s Audit Committee and approved by GLG’s Board of Directors.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A) constitute “forward-looking statements”.  Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  While we have based these forward-looking statements on our current expectations about future events, the statements are not guarantees of our future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.  Specific reference is made to the risks described herein under the heading “Risk Related to our Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in our Annual Information Form for the financial year ended December 31, 2008.  In light of these factors, the forward-looking events discussed in this MD&A might not occur.  Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.  Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof.  Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

GLG is a world leader in the production of high quality stevia extract. Our vertically integrated strategy includes stevia seed development, growth and refining operations as well as final manufacturing of formulated product for consumers.   Stevia is a natural, calorie free sugar substitute, derived from the leaves of the stevia plant scientifically known as Stevia Rebaudiana Bertoni.

Upon the harvesting of the stevia leaf it is further processed by GLG for the commercial sale of the resulting industrial powder to the food and beverages Industry.  Cargill Incorporated (“Cargill”) announced in May 2007 it will be producing the world’s first commercial scale natural, zero-calorie high intensity sweetener, rebiana. GLG is a strategic supplier to Cargill for high quality stevia extract for its rebiana product.  The two companies have worked in close partnership to develop a world-class supply chain including leaf supply and extract manufacturing.

GLG is one of the largest low cost/high quality producers of stevia extract in the world today. By vertically integrating our operations, high quality stevia is produced through each step of the growing and production process including the development of seeds, growth of seedlings, planting, leaf harvesting, extraction and refining.

GLG has its primary extract manufacturing capabilities and agricultural assets located throughout China.  GLG entered into the stevia production business in December 2006 with the acquisition of 100% ownership of Qingdao Runde Biotechnology Company, Ltd. (“Runde”).   This turnkey plant provided GLG with an annual capacity for high grade stevia extract of 200 metric tons (MT).  The facility has been upgraded to 1000 MT annual capacity of high grade stevia extract.  The Company believes demand for stevia could increase significantly over the coming years and has invested in the capacity needed for this projected growth.     GLG has also established three other subsidiaries in China.  Anhui Bengbu HN Stevia High Tech Development Company Limited (“Bengbu”) was established in November 2007 as a seed base and for R&D operations for GLG in China.  The seed base that was acquired from Agricultural High Tech Developments, Ltd. (“AHTD”) in December 2007 is part of the Bengbu subsidiary.  Dongtai Runyang Stevia High Tech Company Limited (“Runyang”) — Runyang was established in November 2007 for the purpose of processing stevia leaf grown and harvested in the Dongtai region of China into stevia extract.  Its initial facilities were constructed during 2008 and their initial operations were announced in January 2009. Runyang is able to process 18,000 MT per year of stevia leaf at its processing facility pursuant to the investment agreement with the Dongtai People’s Government announced in August 2007.  Chuzhou Runhai Stevia High Tech Company Limited (“Runhai”) — Runhai was established in September 2007 and for the purpose of processing stevia leaf grown and harvested in the Mingguang region of China into stevia extract.  Its initial facilities were constructed during 2008 and their initial operations were announced in January 2009.  Runhai is able to process 18,000 MT per year of stevia leaf at its processing facility pursuant to the investment agreement with the Mingguang People`s Government announced in August 2007.

GLG Weider Sweet Naturals Corporation (“GLG-Weider”) — GLG-Weider was established in September 2008 and is focused on the sales and distribution of high grade stevia extract to the global food and beverage industry.  GLG owns 55% of GLG-Weider and Weider Global Nutrition II LLC owns the remaining 45%.  GLG-Weider was incorporated under the laws of the Province of British Columbia.

GLG experiences a competitive advantage due to patent-pending seedlings that have higher Rebaudioside A (RA) content (the sweet component of the stevia leaf), vertically integrated operations (R&D, seed base, and processing facilities), proprietary processing technology and lower labour costs given the location of its operations.

Stevia is a safe, healthy alternative to artificial substitutes and sugar. It includes no additional chemicals and provides a healthy, 100% natural solution for consumers.  Indigenous to Paraguay, stevia has been used to sweeten food and beverages for over 200 years.

GLG’s other non-core business includes procurement revenues from its relationship with the Chinese retail chain Yong He Tang Chain Stores Limited (YHT).  YHT is a retail health store offering vitamins, minerals, nutraceuticals and other health products from around the world.  GLG announced in the third quarter of 2008 its intention to restructure this business relationship into a passive equity investment in order to focus Management’s attention exclusively on the stevia business.

2008 Corporate Developments

On May 2, 2008, the Company announced the commencement of production on a new 500 metric ton secondary processing line located at its Runde subsidiary in Qingdao, China.  The new line recrystallizes intermediate stevia powder fed from primary processing lines at the plant into finished high grade stevia product.  The new line at Runde is expected to improve efficiency by not only freeing primary lines from this task but by providing a reduction in current processing time for this secondary phase. Energy efficiencies in the new machinery will also reduce costs. In addition, the new production line has passed an extensive quality and food safety audit and may be utilized immediately to meet existing customer orders.  The Company provided a further update on this facility on January 9, 2009 announcing that modifications to the line using proprietary technology have now made it capable of a direct output of 1000 MT of RA 80 or 500 MT of RA 97.

Strategic Customer Arrangements

Effective January 1, 2007, the Company, through its subsidiary Runde, entered into a supply agreement (the “Original Cargill Agreement”) with Cargill to provide high quality stevia extract to Cargill’s specifications. The Original Cargill Agreement was to automatically renew for further one year periods with the price and minimum purchase commitment to be agreed by the parties within 60 days of each subsequent one year term.

In connection with the Original Cargill Agreement, Cargill and Runde entered into a $7,000,000 export prepayment agreement which has since been repaid and GLG issued to Cargill certain share purchase warrants.  As of March 31, 2009, 5,085,839 share purchase warrants have been exercised by Cargill and its affiliates.

On May 1, 2008, the Company announced the signing of a strategic alliance and long-term renewable supply agreement (the “Strategic Alliance Agreement”) with Cargill. The Strategic Alliance Agreement replaced the Original Cargill Agreement as of October 1, 2008 and the parties made certain amendments to the Original Cargill Agreement to cover the bridge period (May 1, 2008 — October 1, 2008) until the Strategic Alliance Agreement was in full effect.

On July 17, 2008 GLG announced that GLG and Cargill had agreed to make certain revisions to the Strategic Alliance Agreement.  The principal terms of the amendments were agreed and effective as of July 17, 2008, and were reflected in definitive documentation signed on August 8, 2008.

The key terms of the Strategic Alliance Agreement, as amended, include:

•      Annual minimum purchase and supply quantities for both parties that define the minimum binding quantities over the term of the agreement for both Cargill and GLG. Cargill will have a rolling twelve month commitment. For the period October 1, 2008 to September 30, 2009, the twelve month commitment revenue to GLG is estimated at US$25 million. For each of years two and three, once volume and price have been agreed, Cargill will be required to either take the committed volume or pay the agreed price.

•      GLG agreed to provide a minimum of 80% of Cargill’s stevia extract global requirements for the first five years.

•      GLG will be Cargill’s exclusive Chinese supplier of stevia extract for the term of the Strategic Alliance Agreement and will also be Cargill’s agent in China for any additional stevia extract sourcing opportunities that should arise.

•      GLG will take the lead role in arranging working capital financing for GLG’s stevia leaf purchases each year beyond 2008 and Cargill may assist or participate but will not be required to do so.

•      Cargill has the right of first refusal to purchase up to 93% of GLG’s production of RA extract.

•      Cargill agreed to pay a restructuring fee of $2.5 million

•      New product opportunities from GLG will be offered to Cargill on a right of first refusal basis.

•      Cargill has the ability to terminate in certain circumstances, including during the first five years if Dr. Luke Zhang, the Chairman and Chief Executive Officer of GLG, is no longer employed by GLG.

•      Should Cargill wish to terminate the agreement early, it may do so on three years notice..

GLG also announced on July 17, 2008 that it entered into a loan facility withCargill in the amount of US$20 million for the supply of Rebaudioside A extract as part of the amendment to the Strategic Alliance Agreement.  As security for that financing, GLG has provided Cargill with a general security agreement securing all the assets of GLG, which includes provisions for accommodation of other leaf financing lenders as well as term lenders for capital expenditure and working capital purposes. The term of this financing is for fifteen months due October 15, 2009 at a floating rate based on LIBOR + 6%.

New Stevia Leaf Processing Facilities announced in January 2009

On January 6, 2009, the Company announced that it had commenced operations at its two new stevia processing facilities in the cities of Mingguang (Anhui Province) and Dongtai (Jiangsu Province), China where the Company’s major stevia leaf growing areas are located.  The facilities each have a capacity of 18,000 MT of throughput per year and increase the Company’s total raw leaf processing capacity from an existing 5,000 MT to 41,000 metric tons, an increase of 720%. The anticipated capacity of these lines was 10,000 MT of capacity at each location and the higher than planned capacity increases can be attributed to the successful large scale testing of new and innovative technology from the Company’s R&D team and also includes significant reductions in both water usage and actual processing time.

Venture Established with Weider Global Nutrition

On September 9, 2008 GLG announced that it had signed a definitive agreement to establish a venture with Weider Global Nutrition of Salt Lake City, Utah, dedicated to the sale of dietary and tabletop supplements containing various GLG stevia products.  The key product offerings of the venture are high quality stevia extract including RebpureTM, an industrial powder with 97% pure Rebaudioside A.  The venture was named GLG-Weider Sweet Naturals Corporation and combines GLG’s intricate knowledge of stevia extraction and production of stevia products with the marketing, sales and distribution capabilities of Weider Global Nutrition. The venture was formed as a subsidiary and is 55% owned by GLG.  This company will utilize the 70+ years of global business and network of the Weider group in the health and nutrition industry as well as the solid manufacturing capabilities of GLG in the stevia industry to form a capable sales team that will be able to deliver innovative high quality stevia products on a global basis.  Further with the changes made to the GLG Cargill Strategic Alliance and Supply Agreement in August, 2008, GLG has more freedom to pursue sales of wholesale stevia extract to food and beverage companies worldwide.  It is the intention of the GLG-Weider venture to primarily focus on the sales of wholesale stevia extract products to these companies.

 GLG’s rebsweet industrial powder is also going to be used in dietary supplement products marketed by this venture. The initial sale of GLG’s rebsweet formulated and granulated product was sold to Weider Canada for use in their current distribution of their Stevia Sweet product using GLG’s rebsweet formula. Stevia Sweet in Canada is currently found in Wal-Mart, Safeway and Sobeys West.  The new GLG — Weider team, in addition to developing its own products, will also have existing Weider Global Nutrition (unique and proprietary) products that will utilize GLG’s rebsweet and RebpureTM stevia. Some of these products that will soon be upgraded to GLG’s rebsweet and RebpureTM products are the existing Sweete brands as well as the Advanced Fruits and the various Quick2Sip Weider products. These consumer products will continue to expand their sales on a global basis through Weider’s global network of mainstream multi-national distributors and retailers.

GLG Weider Sweet Naturals Corp (SN) has been marketing high grade stevia extract and rebiana products globally since its inception September 2008.   Through its direct sales force, Sweet Naturals has an active prospect base of several hundred small, medium and large food and beverage companies.   SN is in discussion with prospects at various stages of the sales process, for the sale of high grade stevia (RA and STV), rebiana (RA 97), co-products, and granulated and formulated bulk tabletop sweetener material.

Stevia, and especially rebiana as a sweetener, is gathering considerable momentum and generating significant interest in the global food and beverage market.  SN has seen increasing numbers of general inquires and product requests not only in the US, but also across Asia and South America where the sweetener is also approved for use as a food ingredient. SN is currently actively marketing and selling in the following countries:

1.                        United States

2.                        China

3.                        Japan

4.                        Korea

5.                        Australia

6.                        New Zealand

7.                        The Philippines

8.                        South America (Brazil, Chile, Paraguay)

9.                        Turkey

10.                  Taiwan

11.                  Thailand

12.                  Vietnam

13.                  Indonesia

14.                  Russia

15.                  Algeria

16.                  Mexico

17.                  Canada

SN’s sales cycle follow a typical sales process beginning with initial contact with prospective customers, followed by a request and fulfillment of a sample order of SN’s products.  The prospective companies will then test SN’s sample with a particular food or beverage application testing various recipes and formulations in both existing and new products.  This testing phase of the process typically takes from six to eighteen months to complete depending on the prospective customer’s experience in working with stevia as a sweetener.  As a result of the length of the sales, marketing and product development process, SN expects to see product launches from their customer base starting the third quarter of 2009 with larger purchase orders to follow.

SN has added a number of customers in the first quarter of 2009 and expects to contract with a growing number of its prospective customers over the next several quarters.

Regulatory Approval of Stevia

The Company’s strategic partner, Cargill, submitted an application to the United States Food and Drug Administration (the “FDA”) for GRAS approval of rebiana in May of 2008.  Rebiana is an all natural, zero calorie sweetener made with 97% Rebaudioside A from the leaves of the stevia plant.  On December 17, 2008, the FDA confirmed that it had no objection to the conclusion of an independent expert panel which reviewed research of rebiana and concluded that it is generally recognized as safe for use (GRAS) as a general purpose sweetener, including for use in food and beverages. This will allow the use of rebiana as a food and beverage ingredient in the United States.

In December 2008, GLG declared self-affirmation of GRAS status (generally recognized as safe) for its 97% pure Rebaudioside A material which is sold under the trade name RebpureTM and is also known generically as rebiana.  The results of an intensive characterization study of this material showed it to meet the standards and purity of rebiana and to have the same molecular structure of rebiana which received a letter of “no objection” from the United States Food and Drug Administration on December 17, 2008.  The RebpureTM GRAS review, which began in 2008, included an extensive review of current research including toxicological data demonstrating the safety of the product.   GLG has continued to gather the necessary documentation and prepare the notification which is expected to be presented to the FDA in the second quarter.

Highlights from Stevia leaf harvest in China

For the leaf harvest for 2008, the harvest has been even later beginning in August and the majority of purchases completed in October. In some areas in China GLG was purchasing leaf late in the fourth quarter and into the first quarter of 2009.  A full production year’s supply of raw material was purchased during the 2008 leaf purchase process as there is currently only one stevia leaf harvest in China.  Gross margin is significantly influenced by the quality of the stevia leaf crop harvested in any given year.  GLG’s strategy to improve gross margin is (1) increase the amount of proprietary GLG high Rebaudioside A seedlings into each year’s crop, (2) follow Quality standards for crop purchase to minimize the amount of moisture and foreign material in the leaf purchased and (3) drive economies of scale in its production facilities.

During 2008, the Company worked to develop its stevia seed, seedling and leaf growth business through its Bengbu Seed Base operation (formally AHTD) wholly owned subsidiary. The leaf purchased during the third and fourth quarters of 2008 is expected to be reflected in the GLG financial results through the first nine months of 2009.

GLG benefited from its exclusive growing areas in Mingguang and Dongtai during the stevia harvest that took place from August through October 2008 through;

a.             Strong support from local Chinese governments of GLG’s rights to purchase leaf in both Mingguang and Dongtai.

b.             GLG was given first right to purchase leaf in these exclusive growing areas supported by Governments.

c.             GLG and the Chinese Government introduced new quality measures based on official China national standards for the stevia leaf purchase process of 2008. The standards included the requirement for farmers to meet certain quality standards in the raw leaf crop or to face downward price adjustments if quality offered to GLG did not meet Chinese national standard.

d.             Farmers were given the choice to sell any unaccepted or rejected lower quality leaf to other competitors.

e.             GLG successfully increased the quality of the stevia leaf it purchased in 2008 from that purchased during the 2007 harvest.

f.              Pricing for leaf was higher than GLG expected, however, GLG managed to purchase stevia leaf more competitively than those competitors who bought leaf with no quality standards in place.  This focus on quality plus GLG’s other manufacturing cost advantages are expected to allow GLG to maintain a competitive cost position versus other China extract providers and other worldwide competitors.

g.             GLG was satisfied with the progress made in educating the farmers on stevia leaf quality and from the support of the local China Governments to ensure there is a growing high quality stevia leaf supply in the future.

Results

The following results have been derived from and should be read in conjunction with the consolidated financial statements of GLG for the years ended December 31, 2008 and 2007.

In thousands Canadian $, except per share amounts	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
Revenue	$4,657	$3,727	25%	$9,891	$9,157	8%
Cost of Sales	$3,718	$2,830	31%	$7,560	$6,500	16%
% of Revenue	80%	76%	(4)%	76%	71%	(5)%
Gross Profit	$939	$896	5%	$2,331	$2,657	(12)%
% of Revenue	20%	24%	(4)%	24%	29%	(5)%
General and Administration Expenses	$3,389	$565	500%	$7,217	$1,607	349%
% of Revenue	73%	15%	(58)%	73%	18%	(55)%
Income (loss) from Operations	$(2,450)	$331	(840)%	$(4,886)	$1,050	(565)%
% of Revenue	(53)%	9%	(62)%	(49)%	11%	(61)%
Other Income (Expenses)	$(6,146)	$(485)	(1168)%	$(7,216)	$(1,290)	(459)%
% of Revenue	(132)%	(13)%	(119)%	(73)%	(14)%	(59)%
Net (Loss) before Income Taxes and Non-Controlling Interests	$(8,596)	$(154)	(5499)%	$(12,103)	$(240)	(4934)%
% of Revenue	(185)%	(4)%	(180)%	(122)%	(3)%	(120)%
Net Income (Loss) after Income Taxes and Non-Controlling Interests	$(7,115)	$456	(1659)%	$(10,607)	$369	(2971)%
Loss per share (Basic)	$(0.10)	$0.01	(1208)%	$(0.15)	$0.01	(2141)%
Loss per share (Diluted)	$(0.10)	$0.00	(2484)%	$(0.15)	$0.00	(4490)%
Total Comprehensive Income (loss)	$7,001	$117	5893%	$11,397	$(1,067)	1168%
% of Revenue	150%	3%	147%	115%	(12)%	127%
EBITDA (1)	$(77)	$451	(117)%	$(1,032)	$1,548	(167)%
% of Revenue	(2)%	12%	(14)%	(10)%	17%	(27)%

(1)          EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation.

Results from Operations

The following results from operations has been derived from and should be read in conjunction with the consolidated annual financial statements of GLG for the year ended December 31, 2008, and its annual consolidated financial statements for previous years. Certain 2007 comparative figures have been restated.  Certain 2007 and 2006 comparative figures have been reclassified to conform to the presentation of the consolidated annual financial statements.

Revenues

Revenues for the year ended December 31, 2008 were $ 9.9 million, an, increase of 8% over $9.2 million in revenue for 2007.   In 2008 GLG’s revenues were derived entirely from stevia sales.  In 2007 GLG’s stevia revenues were $8.2 million representing a 21% increase. The increase in stevia revenues year over year was driven by higher demand for the Company’s high grade stevia extract products, and higher shipments of higher value stevia extract than in the comparable period.  Revenues for the full year landed close to the low end of the Companies revised guidance estimate of $10 to $12 million for the full year as announced on November 15, 2008.  The original 2008 guidance estimate of $16 to 18 million was adjusted to $10-$12 million as a result of the delay in the expected start up of the Company’s new leaf processing facilities in Mingguang and Dongtai, China. The commencement of these new operations was previously expected to occur at the beginning of the fourth quarter 2008. Based on the delays experienced, these facilities did not commence operations until early in January 2009, a delay of approximately three months. The Company subsequently announced the commencement of production of these two facilities on January 6, 2009.  The chief cause of the three-month delay in construction schedule was directly attributable to earthquake relief efforts. GLG’s construction contractors were ordered by the Chinese Government to assist in reconstruction efforts in the earthquake affected areas in China and therefore cannot meet the original Mingguang and Dongtai construction schedules.   The impact of the earthquake on GLG supply contracts for the construction of the new facilities is a force majeure event. GLG and suppliers have worked to manage this impact on the construction schedule and minimize it to only a three-month delay.  The other issue impacting the reduction in revenue outlook for 2008 was the impact of the Olympics on power supply to GLG’s Qingdao facility during the third quarter.

The increase in revenues in 2008 did not result in an increase in accounts receivable as A/R reduced from $3.9 million to $ 2.7 million as at December 31, 2007 and 2008, respectively.

Inventory increased from $8.9 million as at December 31, 2007 to $33.0 million as at December 31, 2008.  The key drivers for the increased inventory levels were; (a) the purchase of new stevia leaf during the third and fourth quarters to meet 2009 orders (b) the increase in work in progress inventories to meet customer 2009 order commitments and (c) by-product inventories available for sale or further processing into final products.   The Company expects to have its highest level of inventories at year-end due to agriculture cycles that result in a harvest of stevia leaf in the third and fourth quarters.  Stevia leaf can be stored under proper conditions for approximately two years before it must be utilized.  Refined products can be stored under proper conditions for approximately four to five years before it must be utilized.

Since its inception as a public company in 2005, the Company has been engaged in the distribution of stevia and other nutritional health products produced or sourced by or on behalf of the Company in China through Shandong Yong He Tang Health Products Chain Stores Limited (“YHT”).  The Company extended loans to YHT in 2005 and 2006 to support the growth of their marketing efforts. The loans are not secured and were valued at $2,290,002 (US$1,870,000) at December 31, 2008.  As at December 31, 2007, the Company’s accounts receivable and interest receivable included $199,320 and $622,029, respectively, owing from YHT.

During 2008, the Company reduced its involvement with YHT and on September 8, 2008 entered into a Heads of Agreement with YHT. In accordance with the Heads of Agreement, which is non-binding, the Company will convert all amounts owing from YHT into a passive equity investment.  As part of this agreement, the Company has extended the due date of the loans to June 2009.  The Company believes that these changes will allow GLG to focus exclusively on the development of its stevia business.

As the Heads of Agreement is non-binding and due to the uncertainty associated with the collectability of amounts owed by YHT and entering into a definitive binding agreement, the Company has recorded an allowance of $3,111,350 against the loans, interest and accounts receivable. The allowance has been recorded as part of other expenses in the consolidated statement of operations.  The Company has also not recognized any revenue from its contract with YHT in 2008 and as a result, procurement revenues in 2008 were $nil versus 2007 revenues of $1.0 million.

Revenue for the fourth quarter ended December 31, 2008 was $4.7 million, an increase of 25% over $3.7 million in revenue for the fourth quarter in 2007.  Stevia revenue was $4.7 million for the fourth quarter in 2008, a 39% increase compared to $3.3 million in the fourth quarter 2007 driven by the same reasons as described earlier in this section for the 12 month period revenues.

Cost of Sales

Cost of Sales were $7.6 million for 2008 in comparison to $6.5 million for 2007 or 16% increase year over year.  The increase in 2008 cost of sales can be directly attributed to the higher sales volume of stevia business in 2008 relative to 2007.  Stevia sales increased 21% in 2008 against an increase in cost of sales increase of 16% for 2008.

The key components of stevia cost of sales in include:

a. stevia leaf

b. salaries and wages of manufacturing labour

c. manufacturing overhead used in the production of stevia extract, including supplies, power and water.

d. depreciation of the stevia extract processing plants.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

a. The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period.  This is the most important factor that will impact the gross profit of GLG’s stevia business.  Stevia leaf purchased during the 2007 stevia harvest and used during the 2008 fiscal year was generally of poorer quality than previously experienced by the GLG management team.   Leaf costs accounted for approximately 71% of the cost of goods sold for the fiscal year 2008.

b. The price per kilogram for which the extract is sold.

c. The sale of by-products (also known as co-products).  There were a very small number of co-product sales during the year due to the focus on production of high grade stevia.   Sales of by-products have historically increased the overall gross profit of the stevia business.  The GLG Weider venture will be focused on also selling other GLG product lines during 2009 including co-products extract (mixture of steviol glycosides) and highly pure STV extract.

d. Other factors which also impact stevia cost of sales to a lesser degree during 2008 include plant capacity utilization*, wages rates, water and power consumption used in the process.

•                  salaries and wages of manufacturing labour

•                  manufacturing overhead used in the production of stevia extract, including supplies, power and water.

•                  depreciation on stevia extract processing plant.

•                  Interest on leaf purchases

•                  Net VAT paid on export sales

* note depreciation will play a more important factor in the 2009 fiscal period as GLG has increased its capacity significantly at the start of the year and is not expected to reach a high capacity utilization for the most of 2009.

GLG’s stevia business is affected by seasonality.  The harvest of the stevia leaves typically occurs starting at the end of the second quarter (ending June 30) through the fall of each year.  This period has historically been a slow time for stevia manufacturers and shipments typically decrease over this period before the harvest is complete and delivery of the new stevia leaf takes place.  This phenomenon did not impact GLG during 2008 as it still had sufficient leaf to process during the third and fourth quarters of 2008.  GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year where many businesses close down operations for approximately two weeks.  GLG’s production year runs October 1 through September 30 each year.  Therefore inventory levels are typically higher in the fourth quarter until raw material is converted into finished products and shipped to customers.

GLG’s production management saw a generally poorer quality stevia leaf crop collected in 2007 than seen in previous years which was processed mainly during the 2008 fiscal year. The poorer quality leaf has had a significant impact on gross profit during 2008.

Gross Profit

Gross profit for the year ending December 31, 2008 was $2.3 million, a decrease of 12% over $2.7 million in gross profit for 2007.  Gross profit reflects both margins from GLG stevia operations as well margin from procurement revenues related to YHT chain stores business in 2007.  The reduction in gross profit can be attributed to there being no YHT related revenue in 2008 as compared to 2007 where revenue from the procurement business segment contributed a gross profit of $0.8 million.  Gross profit from the stevia business segment was $2.3 million in 2008 an increase of 27% relative to the gross profit for stevia of $1.8 million in 2007.    The increase in stevia gross profit was driven by increased stevia sales in 2008 as compared to 2007.  The gross profit margin on stevia sales for 2008 was 24% compared to 22.4% gross profit margin achieved on stevia sales in 2007.

Gross profit for the fourth quarter ending December 31, 2008 was $0.9 million, an increase of 5% over $0.89 million in gross profit for Q4 2007.  Gross profit reflects both margins from GLG stevia operations as well as margin from procurement revenues related to the YHT chain store business in 2007.  The main driver for the increase in gross profit for the fourth quarter 2008 compared with the fourth quarter of 2007 was higher stevia sales.  Gross profit for the fourth quarter 2008 for stevia revenue grew 61% over gross profit generated on stevia revenue for the same period in 2007.

General and Administration Expenses

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
General and Administration Expenses	$3,389	$565	500%	$7,217	$1,607	349%
% of Revenue	73%	15%	(58)%	73%	18%	(55%)

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), stock based compensation and depreciation and amortization expenses on G&A fixed assets.  A breakdown of G&A expenses into these three components is presented below:

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
SG&A	$1,940	$561	245%	$5,121	$1,592	222%
Stock based compensation	$1,229	$—	100%	$1,321	$—	100%
G&A Amortization and Depreciation	$220	$4	4300%	$775	$15	5100%
Expenses	$3,389	$565	500%	$7,217	$1,607	349%
% of Revenue	73%	15%	(58)%	73%	18%	(55)%

Each of these expense categories is discussed in further detail in the next three sections.

Sales, General, & Administration (SG&A) Expenses

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
SG&A Expenses	$1,940	$561	245%	$5,121	$1,592	222%
% of Revenue	42%	15%	(27)%	52%	17%	(35)%

SG&A expenses for the twelve months ended December 31, 2008 were $5.1 million   and increase of $3.5 million  or 222% over the same period for 2007 ($1.6 million).  The key expense categories that increased were professional fees, salaries, consulting fees, office, travel and rental accounted for 89% of the year over year increase.  GLG’s employee count at year end 2008 was 808, a 276% increase of 591 people over 2007.  The majority of the headcount are based in China and work in production.  GLG had an extensive recruiting and training program to hire these employees in advance of the new facilities at Mingguang and Dongtai coming in operation.  As a result the salary costs associated with the production employees are reflected in the SG&A expenses rather than production costs during 2008.  As the new facilities begin production in 2009, a large proportion of these costs will be reflected in cost of sales or inventory.   Approximately 38% or $0.8 million of the salaries, office and rental expenses during 2008 were either one-time in nature, pre-production expense related or salary related costs of production staff at the new subsidiaries (Total of these three SG&A categories was $ 2.2 million).  There were additional start-up related expenses in China and Canada in the office, rental and business tax and licenses associated with the initial set-up of the new facilities in China as well as the new GLG-Weider venture established to handle sales and distribution of stevia extract products.  GLG’s professional fees, legal and audit costs increased by $0.5 million over 2007.  The increase related to legal fees associated with GLG TSX listing as well as material commercial agreements reached during 2008.  Higher Audit fees were driven primarily from GLG’s increased operation over 2007.  Consulting fees are paid to companies representing GLG’s key executives and China based executives 242% increase in 2008) and a management fee paid to Weider for the provision of sales and administrative services to the GLG Weider Sweet Naturals Corporation.  Office expenses include one-time amounts associated with the start-up in China including pre-production expenses (461% increase in 2008).  Travel expenses were increased in 2008 to support the international sales efforts of GLG Management (93% increase in 2008).

The SG&A increase for the fourth quarter 2008 over the fourth quarter 2007 was $1.4 million or a 246% increase.  Salaries, consulting fees and office expenses accounted for 82% of this increase over the fourth quarter in 2007.The SG&A increase for the fourth quarter 2008 over the third quarter 2008 was $0.5 million or a 32% increase.  This increase was driven primarily by increases in start-up related costs of the new facilities in China including office set-up and pre-production expenses associated with Plant testing as well as expenses associated with GLG Weider Sweet Naturals Venture.  GLG has increased its employee base to 808 as of December 31, 2008 from the end of the third quarter 2008 levels of 543, reflecting a 49% increase. A large proportion of the employee additions have been in advance of the start-up of the production needs of the new Greenfield facilities.  As a result, certain salary and salary related costs for new production employees that appear in the fourth quarter SG&A costs will move to direct production costs once these new facilities are up and running.   Salary costs were up $0.3 million and office costs we up $0.2 million over the third quarter 2008 as GLG prepared for the new facilities coming into operation.  The cost increases for the fourth quarter are both 1) one-time related development costs for the Company related to the start-up of its new plants in China and its GLG-Weider venture and 2) ongoing operating costs related to the hiring of additional staff in China for the new production line and new Greenfield plants.

Stock Based Compensation Expense

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
Stock based Compensation	$1,229	$—	100%	$1,321	$—	100%
% of Revenue	26%	—	(26)%	13%	—	(13)%

Stock based compensation was $1.3 million for 2008 compared with zero in 2007.  GLG had an amended stock compensation plan approved by its shareholders at its annual general meeting in June 2008.  Under the amended plan, the number of common shares available for issue is 10% of the issued and outstanding common shares.  Prior to 2008, the Company did not grant stock options since 2005.   Grants made during 2008 were 1,474,480 compensation securities including both options and restricted shares.  84% of these grants have three year vesting and performance criteria requirements to be fully earned by the recipients.     The majority of the 2008 stock compensation expenses were recognized in the fourth quarter 2008 since the full year’s performance against compensation plan targets was not known until year-end.

G&A Depreciation and Amortization

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
Depreciation & Amortization	$220	$5	4300%	$775	$15	5100%
% of Revenue	5%	0%	(5)%	8%	0%	(8)%

G&A related depreciation and amortization expenses for the twelve months ended 2008 was $0.8 million, an increase of 5100% over $0.01 million for the year ended 2007.   The main driver for the increase in amortization is related to the intangible patent amortization at the beginning of 2008 from the acquisition of Agricultural High Tech Developments Limited.   The increase in amortization expense for the fourth quarter was impacted by the same reason as explained for the 12 months ended December 31, 2008.

Other Income (Expenses)

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007 Restated	% Change	2008	2007 Restated	% Change
Other Income (Expenses)	$(6,146)	$(485)	(1168)%	$(7,216)	$(1,290)	(459)%
% of Revenue	(132)%	(13)%	(119)%	(73)%	(14)%	(59)%

Other expense for the twelve months ended December 31, 2008 was $7.2 million, a 459% increase compared to other expenses of $1.3 million for the comparable period in 2007.  There were two items that contributed 82% to the other expense for 2008; (1) unrealized foreign exchanges losses on $US denominated liabilities that GLG was holding at year-end ($2.8 million) and (2) the provision that GLG has taken on the amounts due from YHT ($3.1 million).  Both of these items are non-cash expenses.  With respect to the US dollar denominated liability, GLG has a customer order denominated in $US matched against this liability so the real foreign exchange risk has been managed.   Interest expenses of $2.0 million for the 2008 twelve month period were generated by (1)  the convertible debenture, (2) interest on the US$7 million advances from  customer, and (3) the US$ 20 million advances from a customer..  The US $7 million customer prepayment was paid off as of November 30, 2008.  As GLG ships product to this customer in 2009, the US$ 20 million customer prepayment balance and interest expense will also decrease.

Other Income (expenses) for the fourth quarter 2008 was $6.1 million an increase of 1168% over the fourth quarter 2007 other expense of $0.5 million and was impacted by the same items as described for the twelve months period.

Foreign Exchange gains (losses)

GLG reports in Canadian dollars but earns most of its revenues in US dollars and incurs most of its expenses in Chinese Yuan (“RMB”).  Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately under the Cumulative Translation Adjustment (“CTA”) account on the Balance Sheet.  The RMB rate used to translate RMB denominated balance sheet accounts on December 31, 2007 was 7.39 RMB per Canadian dollar.  As of December 31, 2008, the exchange for RMB per Canadian dollar was 5.571, or an appreciation of 24.62% from the exchange rate on December 31, 2007.  The balance of the CTA account was $22,003,934 on December 31, 2008 compared to balance of ($1,436,741) as at December 31, 2007.

The exchange rate fluctuations of the US dollar and the Canadian dollar had a significant impact on unrealized foreign exchanges losses reflected on the income statement in 2008. The table below shows the change in the Canadian dollar relative to the US dollar from year-end 2007 to year-end 2008.  During the fourth quarter of 2008 the Canadian dollar declined 13.4% relative to the US dollar.  During the fourth quarter GLG recognized $2.8 million of unrealized foreign currency losses attributed to the decline in the Canadian dollar relative to the US dollar.

Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately under the Cumulative Translation Adjustment account on the Balance Sheet.  The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and Renminbi as shown below.  The Canadian dollar depreciated against the US dollar by 19.3% from the fourth quarter 2007 to the fourth quarter 2008.  The Canadian dollar depreciated against the Renminbi by 24.6% from the fourth quarter 2007 to the fourth quarter 2008.   For the year ending December 31, 2008, the weakening of the Canadian dollar was mitigated through early investment of Canadian dollars into Renminbi during the first quarter of 2008 and the establishment of Renminbi denominated loans in China during the third and fourth quarters thereby minimizing the cost impact of GLG’s capital expenditure program where all costs were based on the Renminbi.  The appreciation of the US dollar relative to the Canadian dollar had an impact on the 2008 revenue results as 95.6% of GLG’s revenues for the period were based on US dollar contracts.

Exchange rates Noon rate (as compared to the Canadian $)	2006 Dec 31	2007 Dec 31	2008 Mar 31	2008 Jun 30	2008 Sep 30	2008 Dec 31
U.S. Dollars	0.8581	1.0120	0.9729	0.9817	0.9435	0.8166
Chinese Yuan	6.6845	7.3910	7.0572	6.7295	6.4599	5.5710

The following table presents the exchange rate movement for the Renminbi relative to the US dollar as shown below.  The US dollar depreciated by 6.7% against the Renminbi during 2008.

Exchange rates	2006 Dec 31	2007 Dec 31	2008 Mar 31	2008 Jun 30	2008 Sep 30	2008 Dec 31
Chinese Yuan	7.8175	7.3141	7.0222	6.8718	6.8469	6.8223

Net (Loss)

The net loss for the twelve months ending December 31, 2008 was $10.6 million, in comparison with a net income of $0.4 million for 2007.  The basic loss per share (EPS) was $0.15 for the twelve months ending December 31, 2008 compared with a earnings per share of $0.01 for 2007.  Earnings were impacted by larger expenses driven by seven categories, (1) higher corporate operating expenses associated with the Company’s move to the TSX in December 2007, (2) start-up expenses in China associated with the two new Greenfield production facilities (3) expenses related to the development of the new venture, “GLG-Weider Sweet Naturals” in advance of material revenues commencing, (4)a delay in the commencement of operations of its new leaf processing facilities until 2009 and (5) Stock based compensation,  (6) unrealized foreign exchange losses driven by decline in Canadian dollar relative to US dollar in the fourth quarter and (7) a 100% provision made on the amounts due to the Company from YHT due to the uncertainty of collection of these amounts.

The net loss for the fourth quarter 2008 was $7.1 million, a decrease of 1659% over the $0.5 million net income for the fourth quarter of 2007 and was driven by the same factors as explained above for the Net (Loss) for the year ending December 31, 2008.

Comprehensive Income

In thousands Canadian $	Fourth quarter 2008	Fourth quarter 2007	% Change	2008	2007	% Change
Net Income (loss)	$(7,115)	$456	(1659)%	$(10,607)	$369	(2971)%
Other Comprehensive Income	$14,116	$(339)	4270%	$22,003	$(1,437)	1631%
Total Comprehensive Income	$7,001	$117	5893%	$11,397	$(1,067)	1169%

The Company recorded total comprehensive income of $7.0 million for the fourth quarter of 2008, comprising $7.1 million of net loss and $ 14.1 million of other comprehensive income.  For the twelve months ended December 31, 2008, the Company recorded $11.4 million of total comprehensive income, comprising $10.6 million of net loss and $22.0 million of other comprehensive income.  The other comprehensive income was solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in self-sustaining Chinese subsidiaries due to the strengthening of the RMB.  This gain is held in accumulated other comprehensive income until it is realized, at which time it is included in operation.

Restatement

The Company has restated its financial statements as at and for the year ended December 31, 2007 as follows: (i) In 2007 the proceeds of the convertible debenture were allocated between the liability portion of the convertible debenture, equity portion of the convertible debenture and warrants using the residual value method.  The Company has restated its comparative financial statements to allocate the proceeds of the convertible debenture using the relative fair value of the liability portion of the convertible debenture, equity portion of the convertible debenture and warrants. Years prior to 2007 were not affected by these changes. This change resulted in an adjustment to interest expense on the convertible debenture and advances of $617,684, convertible debenture of $1,113,116, equity portion of convertible debenture of $1,323,186, warrants of $1,025,297, property, plant, and equipment of $617,684, and resulted in a decrease of net income for 2007 of $617,684. (ii) In 2007 unrealized foreign exchange gains and losses of $254,324 were recorded in other comprehensive loss and have been reclassified into unrealized foreign exchange loss and (iii) accruals related to equity issuances of $195,000 were not recorded and have been adjusted as an increase in accounts payable and accruals and a reduction in share capital.

The following tables present the impact of the restatement:

Year ended December 31, 2007	As Previously reported	Restatement	As Restated

Consolidated Balance Sheets
Assets
Property, Plant and Equipment	$13,389,207	$617,684	$14,006,891
Intangible assets	$23,788,499	$4,496,921	$28,285,420
Liabilities
Accounts Payable & Accruals	$1,051,330	$195,000	$1,246,330
Convertible Debenture	$5,855,398	$(1,113,116)	$4,742,282
Future income taxes, net	$—	$3,887,060	$3,887,060
Shareholders’ Equity
Share Capital	$61,247,731	$(195,000)	$61,052,731
Warrants	$14,353,214	$1,025,297	$15,378,511
Equity portion of convertible debenture	$189,817	$1,323,186	$1,513,003
Accumulated other comprehensive loss	$(1,562,250)	$254,324	$(1,307,926)
Deficit	$(1,178,526)	$(262,146)	$(1,440,672)

Year ended December 31, 2007	As Previously reported	Restatement	As Restated

Consolidated Statement of Operations
Other Expense
Interest on convertible debenture and advance	$(558,190)	$(617,684)	$(1,175,875)
Foreign exchange loss	$(54,488)	$(254,324)	$(308,812)
Income tax recovery	$—	$609,861	$609,861

Net Income (Loss)	$631,576	$(262,146)	$369,430
Consolidated Statement of Changes in Shareholder’s Equity & Comprehensive Income (Loss)

Change in foreign currency translation	$(1,691,095)	$254,324	$(1,436,771)

Consolidated Statements of Cash Flow
Cash provided by (used in)
Operations	$(10,582,927)	$456,721	$(10,126,206)
Financing	$44,926,258	$(456,721)	$44,469,537

NON-GAAP Financial Measures

EBITDA

EBITDA for the year ended December 31, 2008 was ($1.0 million), a decrease of 167% over $1.5 million in EBITDA for the year ended 2007.  The main drivers for the decrease in EBITDA for the twelve months ended December 31, 2008 compared to 2007 is attributable to (1) lower gross profit of 24% generated in 2008 relative to 29% generated in 2007 (2) higher corporate operating expenses associated with the Company’s move to the TSX in December 2007, (3) start-up expenses in China associated with the two new Greenfield production facilities (4) start-up expenses related to the development of the new venture, “GLG-Weider Sweet Naturals” in advance of material revenues commencing, and (5) a delay in the commencement of operations of its new leaf processing facilities until 2009.  The delay in start-up of its Mingguang and Dongtai leaf processing facilities until January 2009 caused the Company to revise its revenue guidance downwards from 16-18 Million to 10-12 million in the third quarter which directly impacted the original expected 2008 EBITDA performance.  This delay was the direct result of GLG’s suppliers redirecting their resources to assist in the earthquake relief efforts in China in 2008.  The higher operating expenses of the Company were driven by the start-up of its two new Greenfield processing facility subsidiaries in China located in the cities of Mingguang and Dongtai and the start-up of its new GLG-Weider Sweet Naturals venture in advance of material revenues commencing. GLG has also incurred higher operating public company and corporate governance costs in 2008 associated with its TSX listing and corporate development projects undertaken for the twelve months ended December 31, 2008.

The revised EBITDA guidance issued in November 2008 was ($0.2) million on revenues of $10 million.  The actual EBITDA was ($1.0 million) or a variance of ($0.8) million.  The contributors to the negative performance to revised EBITDA guidance were:

(1)   Management’s decision not to accrue any revenue from its Procurement business in 2008 given the uncertainty surrounding the collection of the 2007 amounts owed (Impact on consolidated gross margin on 2008 EBITDA performance: $0.4 million)

(2)   lower gross profit margin (excluding depreciation) in the fourth quarter than expected in the November outlook on stevia revenues (Impact on 2008 EBITDA performance: $0.2 million)

(3)   higher SG&A incurred in the fourth quarter than expected in the November outlook with the actual start-up of the Mingguang and Dongtai facilities being delayed until the first quarter of 2009 (Impact on 2008 EBITDA performance: $0.2 million)

The following table provides reconciliation to Canadian GAAP Net Income.

In thousands Canadian	Q4 08	Q4 07 Restated	2008	2007 Restated
Net Income (loss) before taxes and after minority interest	$(8,543)	$(154)	$(12,035)	$(240)
Add:
Depreciation and Amortization	$1,145	$120	$2,540	$498
Net Interest Expense (Income)	$139	$459	$1,189	$981
Foreign Currency losses	$2,842	$26	$2,842	$309
Provision on loans and receivables	$3,111	$—	$3,111	$—
Non-Cash Share Compensation Expense	$1,229	—	$1,321	$—

EBITDA	$(77)	$451	$(1,032)	$1,548

Selected Annual Information (000`S)

In thousands Canadian	2008	2007 Restated	2006
Revenues	$9,891	$9,157	$1,410
Gross Profit	$2,331	$2,657	$861
Net Income (loss)	$(10,606)	$369	$209
EBITDA (1)	$(1,032)	$1,548	$205
Earnings Per Share	$(0.15)	$0.01	$0.01
Diluted earnings per share	$(0.15)	$0.00	$0.00
Total Assets	$174,361	$94,129	$21,363
Total Liabilities	$57,364	$17,230	$2,096
Total Shareholders’ Equity	$116,829	$76,898	$19,266
Employees	808	215	71

(1)   EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation.

GLG’s business focus has changed significantly since its inception in June 2005 with the acquisition of Runde in December 2006.  This acquisition provided GLG’s first production facilities to participate in the stevia extracting and refining industry.  GLG’s revenue mix changed significantly in 2007 with the change in business strategy to focus on the stevia industry opportunity rather than its initial focus on sales of health products through the YHT chain store channel, interests in sports nutrition, research, preventative health software, and medical clinics.  Revenues in 2007 from its stevia extract business accounted for 89% of annual revenues.  Revenues in 2008 from the stevia extract business accounted for 100%.   The other major change in direction of GLG’s business occurred in 2007 when it signed a renewable 5 year agreement with its major customer.  This agreement formed the basis upon which GLG began to expand its production capacity starting in 2007 with the Runde high grade stevia production line project.  Further important trends have been the continued progress with regulatory bodies in various countries who have now endorsed or approved stevia as a food ingredient such as the US and Australia and New Zealand.  Progress is also being made in Europe with Switzerland and France taking the lead in approval for stevia.  Regulatory approval of stevia as a food ingredient beyond its historical place as a dietary supplement in some of these key markets has the potential to develop the size of the stevia market.  Within the context of a growing global market for stevia as an all natural zero calories sweetener and contacted and forecast demand from its customers, GLG focused on further expanding its plant capacity in 2008.  As a result during 2008, the Company focused on developing the company’s production capacity and employee base to significantly increase its production capacity and stevia agricultural base.  This strategy was the key drive that drove a net loss in 2008 compared to 2007 and 2006.

Summary Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian dollars, except per share amounts	2008				2007 Restated
	Q4	Q3 Restated	Q2 Restated	Q1 Restated	Q4 Restated	Q3 Restated	Q2	Q1
Revenue	$4,657	$3,302	$1,092	$841	$3,727	$2,258	$1,297	$1,874
Gross Profit	$939	$832	$293	$268	$896	$823	$472	$465
Gross Profit %	20%	25%	27%	32%	24%	36%	36%	25%
Net Income (Loss) Income	$(7,115)	(986)	$(1,571)	$(934)	$456	$(468)	$96	$285
Basic (Loss) Per Share	$(0.10)	$(0.01)	$(0.02)	$(0.01)	$0.01	$(0.01)	$0.00	$0.00
Diluted (Loss) Per Share	$(0.10)	$(0.01)	$(0.02)	$(0.01)	$0.00	$(0.01)	$0.00	$0.00
EBITDA (3)	$(77)	$(199)	$(406)	$(350)	$451	$431	$286	$380
(1) Net Revenue restatement impact	$—	$(89)	$(148)	$(202)	$—	$—	$—	$—
(2) Net Expense restatement impact	$—	$75	$538	$582	$(63)	$325	$—	$—

(1) & (2) There were some key prior period adjustments made to 2007 as well as Management’s decision not to accrue any procurement revenue in 2008 as discussed in the “Revenues Section”

earlier that require quarterly results to be restated.  The net restatement impacts on revenue and expenses are included in the quarterly results above.

(3) EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation.

Note: The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and as a result this section also provides the segmented results.

Quarterly Net (Loss) Income

Net loss for the fourth quarter 2008 was $7.1 million, versus a loss of $1.0 million in the third quarter of 2008 or a $6.1 million increase in loss.  The increased loss was driven by increased stock based compensation expenses of $1.2 million, increased SG&A expenses of $0.5 million, an unrealized foreign currency losses of $2.8 million and a $3.1 million provision made on the amounts due GLG from YHT which were partially offset by a higher gross profit of $ 0.1 million from stevia sales for the fourth quarter and an income tax recovery of $1.4 million.

The net losses for the first through third quarter in 2008 were driven by the Company’s strategy to expand the scale of its stevia business in 2008 to meet increased customer demand and industry growth.  The Company invested in new facilities and expanded its staff during 2008 which contributed to the majority of the losses for the quarters.

The Net Losses for the third and fourth quarter 2007 were driven by the restated costs of the convertible debenture.

Quarterly Basic and Diluted (Loss) Earnings per Share

The basic (loss) per share (LPS) and diluted loss per share (DLPS) were ($0.12) for the fourth quarter 2008 compared with ($0.01) for the third quarter of 2008.  Compared to the third quarter of 2008, the loss per share was increased by stock based compensation in the fourth quarter of 2008, unrealized foreign currency losses and a provision on amounts owed to the Company by YHT.

2008 Capital Expenditures

In thousands Canadian	Q4 08	Q4 07	% Change	2008*	2007	% Change
Capital Expenditures	$25,796	$5,274	389%	$57,790	$6,478	792%

•                  Capital expenditures equals $42.4 million from cash flow statement (Cash Flow used by investing activities) + $12.7 million accounts payable related to the purchase of plant, property and equipment (PP&E) + $2.7 million classified as prepaid expenses on year-end balance sheet related to 2008 PP&E expenditures)

The Company has been focused on expanding its production capacity during 2008 to meet the expected and contracted requirements of its customers and to address the growth of the stevia market that has resulted from the opening of additional markets during 2008 including the US and Australia and New Zealand.  Stevia was approved by the Australian and New Zealand governments in October 2008.  Also in 2008, the FDA issued two letters of no objection to two companies who self-affirmed a highly purified form of stevia as Generally Recognized as Safe (GRAS) in December 2008.  GLG increased the capacity at its Runde facility in Qingdao in the Shandong province of China as well as focused on the completion of two new leaf processing plants in the Anhui and Jiangsu provinces in China in 2008.

GLG’s capital expenditures were $25.8 million for the fourth quarter of 2008 in comparison to $5.3 million in Q4 2007.   Fourth quarter 2008 capital expenditures were driven by the Greenfield leaf processing facility builds at the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries.

GLG’s capital expenditures were $57.8 million for 2008 in comparison to $6.5 million in 2007.  This result is within the Company’s revised guidance issued on November 15, 2008 of $55-60 million.

The table below highlights a list of key capital projects that GLG worked on during 2008.  The Mingguang and Dongtai primary extract processing facilities were announced as commencing initial production on January 6, 2009.  Management expects production to ramp-up over the first quarter before the Company will significantly benefit from the new leaf processing capacity and reduce its year-end order backlog.  This is due to three factors a) traditional impact of Chinese New Year holiday where GLG’s facilities are shut down for approximately 2 weeks b) expected ramp-up time and experience associated with new facilities and c) each new facility underwent a food safety audit.  These audits were conducted starting in January and all facilities were certified ready to deliver product in mid-March 2008.

Management expects additional capital expenditures in 2009 to complete the administrative building at Dongtai as well as making final holdback payments on the plant completed in 2008.  These amounts are within the low end of the capital expenditure guidance for 2009.

Key Capital Projects for 2008

GLG Subsidiary	Capital Project	Location	Expected Completion Date
Qingdao Runde Biotechnology Co., Ltd. (“Runde”)	1000 M T High Grade Stevia Upgrade.	Qingdao, Shandong Province	April, 2008

Status of Project:  Original 500 MT high grade stevia line completed and operational as of May 2, 2008.  Further upgrades made to line during 2008 and it is now capable of processing 1,000 MT of RA 80 or 500 MT of RA 97 product as announced on January 14, 2009.

Dongtai Runyang Stevia High Tech Co. Ltd. (“Runyang”)	18,000 MT Leaf Capacity Primary Processing Facility	Dongtai, Jiangsu Province	December, 2008

Status of Project:  Production facilities operational as of January 6, 2009.  Administration building still under construction and expected to be completed in 2009.  Production facilities originally estimated to process 10,000 MT of stevia leaf.  Actual tested capacity upgraded to 18,000 MT of stevia leaf after results of testing was assessed.

Chuzhou Runhai Stevia High Tech Co., Ltd. (“Runhai”)	18,000 MT Leaf Capacity Primary Processing Facility	Mingguang, Anhui Province	December, 2008

Status of Project:  Production facilities operational as of January 6, 2009.   Production facilities originally estimated to process 10,000 MT of stevia leaf.  Actual tested capacity upgraded to 18,000 MT of stevia leaf after results of testing was assessed.

The following table presents the current capacity levels for GLG’s plants as of the date of the MD&A compared to year-end 2008.

Production Capacity	2009 (current)	Year end 2008
Leaf Processing	41,000	5,000
Intermediate Powder (RA 60)	4,000	500
High Grade Stevia (RA 80)	1,000	1,000
Rebiana (RA 97)	500	500

Liquidity and capital resources

In thousands Canadian dollars	2008	2007 Restated
Cash and cash equivalents	$7,728	$28,253
Working Capital	$(2,562)	$29,842
Total Assets	$174,361	$94,129
Total Liabilities	$57,364	$17,230
Advances from Customers	$24,492	$6,549
Loans Payable (Current Portion)	$10,232	$6,000
Total Equity	$116,829	$76,898

Cash and cash equivalents decreased by $20.9 million from the balance of December 31, 2007.  Working capital decreased by $32.4 million from the year-end 2007 position.  The working capital decrease can be attributed to a net decrease in cash for the year of $21 million used to fund P&E expenditures and a net increase in accounts payable related to PP&E expenditures of $12.7 million.  Total liabilities include the Advances from Customer in the amount of $24.5 million that was used to fund the purchase of stevia leaf in 2008 required for their 2008/09 order. The increase in total equity since December 31, 2007 reflects the exercise of $12.5 million in warrants on January 30, 2008, the exercise of 208,067 stock options in the second quarter, the conversion of the $6 million convertible debenture at the end of the second quarter and an additional $5 million of warrants exercised in August 2008.

Cash used by operating activities was $10.2 million in the fourth quarter and $19.8 million for the twelve months ended December 31, 2008, compared to $7.9 million used in the fourth quarter of 2007 and 10.1 million used during 2007. The biggest use for non-cash working capital in the quarter and for fiscal 2008 was the purchase of raw materials for GLG’s upcoming 2009 stevia production year and prepayments to suppliers for equipment for its new facilities in Mingguang and Dongtai.  Stevia leaf purchases occurs each year in the third and fourth quarters and the leaf purchases are used during GLG’s production year which runs October through September of each year.

Cash used by investing activities was $10.6 million in the fourth quarter and $42.5 million for the twelve months ended December 31, 2008, compared to $5.3 million and $6.6 million in the same periods in 2007.  The majority of the cash outflow was to finance the construction in progress in Dongtai and Mingguang for the new Greenfield stevia leaf processing plants.

Cash generated by financing activities was $10.6 million in the fourth quarter and $38.3 million for the twelve months ended December 31, 2008, compared to $32.2 million and $44.4 million in the same periods in 2007.  The key item that generated the increase in cash generated by financing activities during the quarter came from a net increase in short term bank loans of $8.4 million from two banks in China that the Company has established credit facilities with in 2008.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period.  The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year.  Customer prepayments at fiscal year-end are also near their peak value as customer delivery would naturally commence during the fourth quarter through to September the following year.  The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

The Company’s preliminary capital expenditure estimate for 2009 is $17 million to $40 million (see 2009 Outlook section for further details).  The Company plans to finance these investment needs with cash on hand, cash from operations and credit available from banks in China. The financing currently arranged in China is expected to provide funding for the low end of the 2009 capital expenditure estimate ($17 million). The Company also believes that it has the ability to access additional debt or equity financing that would be required to finance the higher range of the 2009 capital expenditures. However, if such debt facilities or equity financing is not available on terms that are acceptable to the Company, the Company may be required to curtail its intended initiatives and transactions, which may result in incurring certain costs associated therewith.

Convertible Debenture Financing

On June 22, 2007, the Company issued a convertible debenture and share purchase warrants for total gross proceeds of $6,000,000.  The convertible debenture was due on June 30, 2008 and bore interest at a rate of 12% per annum, payable semi annually in arrears beginning on December 31, 2007.  The convertible debenture was convertible into common shares with the first third of the principal convertible at a conversion price of $2.80 per common share, the second third of the principal convertible at $3.05 per common share and the remaining third at $3.30 per common share.

The convertible debenture was issued with warrants to purchase up to 1,200,000 common shares of the Company.  The warrants expire on June 22, 2009 and are each exercisable for one common share at $3.05 for the first 600,000 common shares and $3.30 for the second 600,000 common shares.

The convertible debenture was convertible, at the option of the holder, at any time prior to maturity.  Since redemption could be made either by cash or by common shares, the convertible debenture was classified as a compound financial instrument for accounting purposes.

The Company allocated the gross proceeds received of $6,000,000 from the issuance of the convertible debenture and warrants on a relative fair value basis as follows:  $3,346,432 to the convertible debenture, $1,513,003 to the equity component of the convertible debenture, and $1,140,566 to the warrants.  The fair value of the convertible debenture was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality but excluding any conversion option by the holder.  The convertible debentures carry an effective interest rate of 18%. The warrants were valued using the Black-Scholes option pricing model using a risk-free interest rate of 4.06%, an expected life of 2 years and a volatility of 85%.  The fair value of the equity component of the convertible debentures was valued using the Black-Scholes option pricing model using a risk-free interest rate of 4.67%, an expected life of 1 year and a volatility of 85%.  A change in the method of allocating the gross proceeds of the convertible debenture between the liability portion of the convertible debenture, equity portion of the convertible debenture and warrants resulted in a restatement.

Over the term of the convertible debenture, the fair value of the convertible debenture was accreted to its face value.  During the year ended December 31, 2008, the Company recorded accretion of $1,257,718 (2007 - $1,395,850) related to the convertible debenture as a charge to accretion expense and capitalized interest with a corresponding credit to the liability component of the convertible debenture based on a straight line method which approximates the effective interest method.  Half of the interest was capitalized in accordance with the Company’s accounting policies until the underlying assets were put in operation and half of the interest was expensed in the consolidated statements of operations.

On June 30, 2008 the convertible debenture was converted into 1,976,082 common shares of the Company.

Advances from customers

In July 2007, the Company signed a five year supply agreement and a prepayment agreement for the 2007-2008 order with one of the Company’s customers whereby the customer would finance up to US$7. million for the purchase of stevia leaves, which would be further processed into stevia extract to be shipped to the customer. The prepayment is to be repaid upon the sale of stevia extracts to that customer, which commenced on September 1, 2007 and lasted through September 15, 2008.  Interest at Libor + 3.25% was charged per annum, payable on a quarterly basis. During the third quarter, GLG negotiated an extension of this prepayment balance to November 30, 2008 where GLG had to either ship sufficient goods by November 30, 2008 to this customer or repay the balance on that date.    As of November 30, 2008, this prepayment had been fully repaid.

The Company also negotiated a new customer prepayment for the amount of US$20 million (CDN$24.5 million) during the third quarter for the delivery of high grade stevia extract for the period October 1, 2008 through September 30, 2009.  The US$20 million was received in July 2008 and this prepayment bears an interest cost of LIBOR plus 6% during the term of this prepayment financing.  The Company will deliver product against this obligation over the period October 1, 2008 through September 30, 2009.  Interest on this balance will accrue and also be repaid through the value of the products shipped by GLG to this customer, thereby reducing direct cash outlays on interest costs as was the case with the first customer prepayment of US$7 million.  The Company expects to deliver product against this obligation over the period October 1, 2008 through September 30, 2009. There is a covenant that at any time during which the advance remains outstanding, the Company cannot incur more than US$80 million of indebtedness for plant expenditures or additional leaf financing beyond the US $20 million associated with this prepayment.   The balance of this prepayment was US$20 million (CDN$24.5 million) as at December 31, 2008.  The company invoices this customer in US dollars so it manages currency risk on this balance through matching of this liability with revenues in the same currency.

China Lines of Credit and Short Term Loans

In 2008, the Company obtained two loans to finance its expansion.  A loan of $6,641,500 (RMB 37,000,000) was obtained from Dongtai Rural Credit Union, bears interest of 6.66% per annum and matures on November 20, 2009.  The loan is secured by the property, plant and equipment of one of the subsidiaries which has a carrying value of $33,854,428.

A loan of $3,590,000 (RMB 20,000,000) was obtained from Construction Bank of China, bears interest of 5.31% per annum and matures on December 25, 2009.  The loan is secured by one of the Company’s subsidiaries which has a carrying value of $34,262,497.

On January 13, 2009, the Company drew an additional $5,385,000 (RMB 30,000,000) from the Construction Bank of China, bearing interest at a rate at 5.31% per annum. This loan matures on December 25, 2009 and secured by the one of the Company’s subsidiaries.

Contractual obligations

a)            The Company has two 5 year operating leases with respect to land and production equipment at the Qingdao factory in China.  The leases expire in 2011, and the annual minimum lease payments are approximately $179,500 (RMB 1,000,000).

b)            The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation.  Rent of approximately $141,805 (RMB 790,000) is paid every 10 years.

c)            The Company’s existing office lease will expire on April 30, 2009 with the balance of commitment of $24,720.  The Company entered into a new office lease with one year term commencing on May 1, 2009.  Commitments for 2009 and 2010 on the new lease are $52,648 and $26,324, respectively.

d)            Associated with the $24,492,000 (US$20,000,000) advance from a customer (note 15), the Company entered into a supply agreement with the customer.  The Company is committed to deliver a certain amount of stevia extracts to the customer for the period from October 1, 2008 to September 30, 2009.

e)            In August 2007, the Company signed a 10-year agreement with the government of Mingguang City in the Anhui Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Mingguang City of US$ 30 million over the course of the 10-year agreement to retain its exclusive rights.  As of December 31, 2008, the Company has invested approximately US$ 25 million.

f)             In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Juancheng region of $US 60 million over the course of the 20-year agreement to retain its exclusive rights.  As of December 31, 2008, the Company has not made any investment in the region.

A summary of the Company’s  contractual obligations with defined payment dates is presented below.

In thousands of Canadian $	2009	2010	2011	2012	2013	Thereafter,	Total
Customer prepayment*	$24,492	—	—	—	—	—	$24,492
Operating Leases	$257	$206	$180	$—	$—	$284	$926
Total	$24,749	—	—	—	—	—	$25,418

* This amount is expected to revolve each year and will renew in June of a fiscal year to finance the next leaf harvest payments to farmers.

Capital Structure

Outstanding Share Data as at March 31, 2009

Shares
Common Shares Issued March 31, 2009	78,519,662
Reserved For Issuance
Stock Options	5,543,866
Warrants	7,985,000
Reserved for Issuance - AHTD acquisition	4,375,000
Reserved for Issuance – Other	250,000

Total Reserved for Issuance	18,153,866
Fully Diluted Shares March 31, 2009	96,673,528

China laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund for employee benefits every year until such a fund has reached 50% of the Company’s registered capital. The reserve funds are established for covering corporate obligations in the event of business liquidation.  The reserve funds are recorded as part of retained earnings (deficit).  The reserve funds are available for the Company to use but are not available for distribution to shareholders other than in liquidation and may limit repatriation of invested capital. The total reserve of the Company at December 31, 2008 is $0.3 million (December 31, 2007 - $0.1 million).  This reserve fund applies to all of GLG’s China based subsidiaries.  Pursuant to Chinese regulations, the Company is required to make appropriations to reserve funds, based on after tax net income determined in accordance with generally accepted accounting principles of China.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

During the year, the Company entered into the following transactions with related parties:

a)             Pursuant to consulting agreements between the Company and officers of the Company, consulting fees of $476,098 were expensed for the year ended December 31, 2008 (2007 - $294,681) of which $75,000 remained as an accounts payable as at December 31, 2008 (2007 - $210,000).

b)            Pursuant to a management services agreement, the Company recorded management expenses of $365,475 (2007 — nil) to a company controlled by senior executives for management services provided to the Company.

c)            The Company entered into a 5-year facility rental agreement expiring on December 31, 2011 with a company that two officers have ownership interest in.  The Company recorded rental expense of $76,800 (RMB 500,000) (2007 — $70,600 or RMB 500,000).  The commitment for the remaining three years is $230,400 (RMB 1,500,000).  As at December 31, 2008, $76,000 (RMB500,000) (2007 - nil) remained as an account payable.

d)            The Company sold $119,409 of goods to a company that two officers have ownership interest in (2007 - $484,698).

e)            In 2007, the Company borrowed $406,580 (US$400,000) to pay for the initial capitalization of one of the subsidiaries from a company of which two of the Company’s directors and officers are shareholders.  The amount was fully repaid in January 2008.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

2009 Outlook

Market and Operations 2009 Outlook

The Company expects the market for its stevia products to be significantly stronger in 2009 compared to the demand seen in 2008.  This expectation is driven by the new markets that opened up for stevia when it was approved as a food ingredient rather than just as a dietary supplement late in 2008.  The major market that has opened up for high purity Rebaudioside A stevia extract products is the US.  There were several important product launches in the US at the end of 2008 and the first quarter of 2009.  GLG’s alliance partner Cargill successfully launched a tabletop sweetener (TRUVIATM) in July 2008 using rebiana. The Coca-Cola Company has launched Sprite Green, Odwalla juices and Vitaminwater10 using rebiana late in the fourth quarter of 2008 and during the first quarter of 2009.  PepsiCo has also launched a series of beverages sweetened with high purity Rebaudioside A.  The Company expects numerous new product launches in 2009 based on the feedback received from customers and new prospects.  The current economic recession has the potential to impact the Company’s financial results negatively if food and beverage companies reduce or delay their plans to launch new stevia based products.

GLG’s key operational objectives for 2009 are:

1.              Commence operation of new facilities to increase production capacity and revenues (ramp-up of new facilities to be completed by the end of Q1)

2.              Prepare necessary GLG proprietary seedlings to meet expected demand from customers for Q4 2009 and 2010.

3.              Organize stevia growers in partnership with local governments in China (to be completed by Q1) to meet expected 2009 stevia demand.

4.              Generate additional sales growth from its GLG Weider venture.

5.              Complete a new 2,000 MT rebiana production facility

6.              Continue R&D program for high RA yielding seeds and seedlings.

GLG’s outlook for 2009 is:

	2009 Estimate	2008 Actual
Revenue	$50 to $60 million	$9.9 million
EBITDA	$8 to 12 million	($1.0) million
Capital Expenditures (Capex)	$17 to $40 million	$57.8 million

Revenue and EBITDA - 2009 Outlook

GLG’s stevia operations are expected to account for 100% of revenue growth in 2009.  This growth will be based on delivery against existing customer orders for 2009 as well as expected new orders for the 2009/2010 delivery period.  2009 Revenue is expected to be significantly weighted towards the second half of 2009.    This expectation is driven by the following:

a) The Company has approximately US$30 million under contract for delivery in 2009 as of the date of the MD&A. This would equate to CDN$37.5 million using an average exchange rate assumption of $1.25 per $US for 2009 (Source: RBC Economic and Financial Outlook March 2009).

b) There was limited production and shipments in the first quarter due to plant commissioning activities and the customary plant shut down in February for Chinese New Year celebrations.

c) The new facilities underwent food safety audits which were completed mid-March following which the new production facilities at Dongtai and Mingguang are ramping up their production levels and commencing customer shipments. (see also capital expenditures section).

d) New customer contracts are expected to be closed during 2009 with delivery starting in the third and fourth quarters of 2009 to meet the remaining $ 12.5 million (US$10 million) in revenue expected to be delivered during 2009 to meet the lower end of revenue guidance.

e) We expect to generate positive EBITDA starting in the second quarter of 2009 based on sufficient revenue being generated to cover cash related operating expenses.

Capital Expenditures - 2009 Outlook

Capital expenditures are anticipated to the approximately $17 million to $20 million and include amounts required to complete the Mingguang and Dongtai facilities, as well as the new 2,000 MT rebiana facility.  The Company expects to able to fund these capital expenditures through its existing and new banking arrangements in China.

A further $20 million in capital expenditures may be incurred to expand the Mingguang and Dongtai processing facilities in order to add additional leaf processing capacity during 2009.  These capacity upgrades would be initiated by growth in the stevia market and customer contract requirements.

Critical Accounting Estimates and Assumptions

The preparation of consolidated financial statements that conform with Canadian generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. The Company calculates its estimates using detailed financial models that are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates. In our judgment, the accounting policies and estimates detailed in Note 1 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2008 do not require us to make assumptions about matters that are highly uncertain and accordingly none of the estimates is considered a “critical accounting estimate” as defined in Form 51-102F1.

CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2008

Section 1400 “General Standards of Financial Presentation” requires management to assess and disclose the ability of the Company to continue as a going concern.  Additional disclosure has been provided in Note 1 of the consolidated financial statements.

Section 1535 “Capital Disclosures” requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not, the consequences of such non-compliance.  Additional disclosure has been provided in Note 31 of the consolidated financial statements.

Section 3031 “Inventories” which replaces Section 3030 “Inventories”, establishes standards for measurement and disclosure of inventories.  Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized.  Certain minimum disclosures are required, including the accounting policies used, carry amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The adoption of this standard does not have an impact on this Company’s consolidated financial statements.  Additional disclosure has been provided in Note 10 of the consolidated financial statements.

Financial Instruments and Other Instruments

Fair Values

Financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, and other financial liabilities.  The carrying value of the Company’s financial instruments is classified into the following categories:

	2008	2007
Held-for-trading	$7,829,166	$28,253,580
Loans and receivable	$2,717,765	$6,919,674
Other financial liabilities	$52,954,796	$13,343,358

The carrying value of the financial assets, less provision for impairment if applicable, approximates the fair value because of the short-term nature of these instruments.  The fair values of the Company’s financial liabilities, including accounts payables and accruals, customer advances and interest payable were below carrying values as at December 31, 2008 due to the liquidity and going concern issues of the Company.  The fair value of the Company’s short-term loans which bear a fixed interest rate approximate their fair values since they were drawn in November and December 2008, their short term nature and security they have over certain assets of the Company.

Interest income, and other gains and losses from “held-for-trading” and “loans and receivables” financial assets are recognized in other income (expense). Interest expense and gains and losses from loans, receivables and other financial liabilities are recognized in other income (expense).

The following table summarizes interest income and expense under the effective interest method:

	2008	2007
Interest income from held-for-trading	$820,765	$78,498
Interest income from loans and receivables	$—	$115,789
Interest income from other financial liabilities	$(2,009,638)	$(1,175,873)

Credit Risks

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations.  The Company’s primary credit risk is on its cash and cash equivalents, restricted cash, accounts receivable, and loan receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents and restricted cash with various financial institutions.  Given the current economic environment, the Company is constantly monitoring the credit quality of the financial institutions it deals with, and will adjust accordingly when required.

Credit risk with respect to accounts receivable is concentrated as one customer accounted for 71% of total trade accounts receivable.  The following table provides information regarding the aging of financial assets that are past due but which are not impaired.

	0-30 days	31-90 days	over 90 days	Total

Dollar Amount	$2,021,232	$0	$692,882	$2,714,114
% Total accounts receivable	74%	0%	26%	100%

The company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstance which could delay or prevent the collection of funds on a timely basis. As at December 31, 2008, the company has a provision of $3,111,351 against accounts receivable, interest receivable, and loan receivable from YHT, the collection of which are considered doubtful.

Reconciliation of changes in allowance for doubtful accounts:

	2008	2007
Balance Beginning of year	$—	$—
Increase in allowance for doubtful accounts

	2008	2007
Accounts receivable	$622,029	$—
Interest receivable	$199,320	$—
Loan receivable	$2,290,002	$—
Balance – End of year	$3,111,351	$—

The Company has a high concentration of credit risk as the accounts receivable and loan receivable were owed by fewer than five customers. However, the Company is in the opinion that it does not require collateral to support these financial instruments.  The carrying amount of financial assets represents the maximum credit exposure. Based on historic default rates, the Company believes that there are minimal requirements for an allowance for doubtful accounts. As well, deposits by certain customers are often made which also helps to mitigate the risk if there is any.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in foreign exchange rates.  The Company conducts its business primarily in U.S. dollars, RMB, and Canadian dollars and Hong Kong dollars.  The Company is exposed to currency risk as the functional currency of its subsidiaries is denominated in foreign currencies other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is RMB.  The RMB is not a freely convertible currency.  Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing during the year. Unrealized gains and losses resulting from translating self-sustaining operations are accumulated and reported as a currency translation adjustment in accumulated other comprehensive income. As of December 31, 2008, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar would have an effect of other comprehensive income of approximately $171,548 (2007 – 188,532).

The Company’s Canadian operations are primarily exposed to exchange rate changes between the U.S. dollar and the Canadian dollar. The Company’s primary U.S. dollar exposure in Canada relates to the revaluation into Canadian dollars of its U.S. dollar denominated working capital and customer advances. As of December 31, 2008, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar would have an effect of net loss of approximately $242,786 (2007 – 52,710)

At December 31, 2008:

Expressed in Canadian dollars	Net change in US$ balance	Net change in RMB balance	Net change in HK$ balance	Total net change in foreign currency balances
Financial assets
Cash and cash equivalents	$(5,023)	$(64,753)	$(10)	$(69,786)
Accounts receivable	$(26,227)	$(622)	—	$(26,849)
Loans receivable	—	—	—	—
Financial liabilities
Short term bank loan	—	$101,302	—	$101,302
Accounts payable	$291	$166,882	—	$167,173
Advance from a customer	$242,495	—	—	$242,495
Net unrealized foreign exchange gain	$211,536	$202,808	$(10)	$414,334

At December 31, 2007:

Expressed in Canadian dollars	Net change in US$ balance	Net change in RMB balance	Net change in HK$ balance	Total net change in foreign currency balances
Financial assets
Cash and cash equivalents	$(170,237)	$(90,031)	$(10)	$(260,278)
Accounts receivable	$(31,042)	$(1,793)	—	$(32,835)
Loans receivable	$(18,295)	—	—	$(18,295)
Financial liabilities
Accounts payable	—	$5,351	—	$5,351
Advance from a customer	$64,816	—	—	$64,816

Expressed in Canadian dollars	Net change in US$ balance	Net change in RMB balance	Net change in HK$ balance	Total net change in foreign currency balances
Net unrealized foreign exchange gain	$(154,758)	$(86,474)	$(10)	$(241,242)

Of the $7,829,166 cash and cash equivalents, short term investments and restricted cash as of December 31, 2008, $507,892 is denominated in US Dollars (USD$414,283), $780,130 is denominated in Canadian Dollars, $1,055 in Hong Kong Dollars (HKD$6,679) and $6,540,089 is denominated in Chinese Yuan (RMB 36,435,035).

Of the $28,253,580 cash and cash equivalents as of December 31, 2007, $17,193,965 is denominated in US Dollars (USD$17,401,037), $1,965,476 is denominated in Canadian Dollars, $968 in Hong Kong Dollars (HKD$7,636) and $9,093,171 is denominated in Chinese Yuan (RMB 67,207,475).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. All financial liabilities as at December 31, 2008 have contractual maturities of less than 12 months.  It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short-term investments, available lines of credit in China of and possible issuance of new equity or debt instruments.

On July 29, 2008 the Company arranged secured credit lines in China with Dongtai Rural Credit Union and the Agricultural Bank of China totalling $44,875,000 (RMB 250 million).  The credit lines mature on July 27, 2009 and bear and interest rate based on the benchmark one-year lending rate with discounts applied.  As at December 31, 2008, the Company has drawn $6,641,500 (RMB 37,000,000) against these lines.

The Company is dependent on obtaining regular financings in order to continue its expansion programs. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings. The Company’s cash is invested in business accounts with different financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

The following table provides the due date information for the company’s significant financial liabilities:

Financial Liabilities	0 to 12 months	12 to 24 months	After 24 months
Accounts Payable and accrued liabilities	$17,167,567	$—	$—
Bank Debt	$10,231,500	$—	$—
Interest payable	$1,063,729	$—	$—
Advance from a customer	$24,492,000	$—	$—
Obligation under leases	$256,788	$205,824	$463,110
Total	$53,211,584	$205,824	$463,110

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash and customer advances at December 31, 2008. The interest rates on these financial instruments fluctuate based on the bank prime rate and LIBOR.

As at December 31, 2008, with other variables unchanged, a 100-basis point change in the LIBOR rate would have an $112,059 effect (2007 — $29,883) on net loss.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the CICA Accounting Standard Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the assessment phase). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. Initial training programs have been provided to relevant employees in 2008.  The Company will follow the key events timeline proposed by the Accounting Standards Board (“AcSB”) to obtain training and thorough knowledge of IFRS, finalise assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

RECENT ACCOUNTING PRONOUNCEMENTS

In 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets” (“CICA 3064”).  CICA 3064, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The Company is currently assessing the impact of the new standard on its financial statements.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company is currently assessing the impact of the new standard on its financial statements.

Disclosure Controls and Internal Controls over Financial Reporting

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company’s internal control over financial reporting for the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.  In March 2008, the Company has adopted a Corporate Disclosure Policy.  A Disclosure Committee has been established to oversight the Corporate Disclosures.  The Policy has been communicated to management and being implemented accordingly.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded, based on its evaluation, that the disclosure controls and procedures were effective.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008, and has concluded, based on its evaluation, that certain controls within its ICFR were not effective for the year ended December 31, 2008.

The Company did not have sufficient accounting documentation, policy, procedures or segregation of duties for certain transaction cycles.  Specifically, the Company does not have a significant number of staff in China that possess an understanding of Canadian public capital market requirements and Canadian GAAP.  Furthermore, effective controls over accounting for income taxes and the application of Canadian GAAP to certain complex transactions was not effective.  These material weaknesses contributed to the restatement of the each of the Company’s consolidated financial statements for the year ended December 31, 2007 and the first three quarterly consolidated financial statements for the year ended December 31, 2008.

To address the above issues, during 2008, the Company hired additional financial staff at the head office to oversee the financial reporting and consulted with tax advisors on various tax issues.  The Company continuous to determine other appropriate remediation plans, such as reviewing the organizational structure of the accounting group to strengthen its resources to reflect the Company’s growth and the Company is executing its formal documented evaluation process to evaluate compliance of internal control over financial reporting for purposes of National Instrument 52-109.  This evaluation process will be completed in 2009.

It should be noted that while the officers of the Company have certified the Company’s Annual Filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to our Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects.  A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision.  There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects.  In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below.  The Company has been structured to minimize these risks as best possible.   More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com..

•                  Intellectual Property Infringement

•                  Product Liability Costs

•                  Manufacturing Risk

•                  Customer Concentration Risk

•                  Competition

•                  Government Regulations

•                  Consumer Perception of Products

•                  Changing Consumer Preferences

•                  Market Acceptance

•                  Dependence on Key Personnel

•                  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China.  More details about the following risk factors can be found in the Company’s Annual Information Form.

•                  Government Involvement

•                  Changes in the Laws and Regulations in the People’s Republic of China

•                  The Chinese Legal and Accounting System

•                  Currency Controls

•                  Additional Compliance Costs in the People’s Republic of China

•                  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China

•                  Capital Outflow Policies in the People’s Republic of China

•                  Jurisdictional and Enforcement Issues

•                  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).